SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc - FY13 Results - Business Review

12 March 2014

PRUDENTIAL PLC FULL YEAR 2013 RESULTS

ALL SIX 2013 ‘GROWTH AND CASH’ OBJECTIVES ACHIEVED AND DIVIDEND REBASED UPWARDS

Performance Highlights:
•	IFRS operating profit1 of £2,954 million, up 17 per cent
•	Underlying free surplus generation1 of £3,099 million (before investment in new business), up 15 per cent
•	Net remittances from business units up 12 per cent to £1,341 million
•	EEV new business profit of £2,843 million, up 16 per cent
•	Total US IFRS operating profit of £1,302 million, up 30 per cent
•	M&G delivers record IFRS operating profit of £395 million, up 23 per cent

2009-2013 ‘Growth and Cash’ Objectives:
•	Asia IFRS operating profit1,2 of £1,075 million, up 16 per cent3, more than double that of 2009
•	Asia EEV new business profit of £1,460 million, up 15 per cent, more than double that of 2009
•	Asia net full year cash remittance of £400 million, up 17 per cent, above 2013 objective of £300 million
•	Jackson full year cash remittance of £294 million, above 2013 objective of £260 million
•	UK full year cash remittance of £355 million, above 2013 objective of £350 million
•	Cumulative net remittances to Group of £4.6 billion, above 2013 objective of £3.8 billion

Capital & Dividend:
•	IFRS shareholders’ funds of £9.7 billion, down 7 per cent
•	EEV shareholders’ funds of £24.9 billion, up 11 per cent, equivalent to 971 pence per share
•	Insurance Groups Directive (IGD) capital surplus4 estimated at £5.1 billion; solvency requirements covered 2.8 times
•	2013 full year dividend increased by 15 per cent to 33.57 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

“The Group has delivered a strong performance in 2013. We have now met all six of the 2013 ‘Growth and Cash’ objectives we set ourselves in 2010. Our focus on three long-term opportunities – (i) the protection and savings needs of the growing Asian middle class, (ii) the transition into retirement of American ‘baby-boomers’ and (iii) the needs for savings and income in retirement of an ageing UK population – and our discipline have allowed us to navigate successfully the 2009 to 2013 period, which was not without its challenges, following one of the most severe financial crises ever. Our focus on execution across our geographic markets of Asia, the US and the UK has delivered profitable growth and increasing cash generation – ‘Growth and Cash’. In 2013 our key financial metrics of IFRS operating profit, cash and new business profits have all seen double-digit growth. Our business, which used to rely on the UK for IFRS earnings and to fund all its cash needs, is now well diversified not only in terms of IFRS earnings but also in terms of cash.

1 The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note 3 of ‘Notes to Editors’. In addition, following its reclassification to held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
2 Including Eastspring Investments, and after development costs.
3 Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
4 Before allowing for final dividend.

 “These results are only possible because we provide customers with products and services of value to them.  Across Asia, we deliver health and protection products to families at an affordable price in markets where there are limited social safety nets. In the US,  our range of variable annuities is providing income to retirees in the world’s largest retirement market. In the UK, we have a history of more than 165 years of providing savings and protection to policyholders whatever the prevailing economic conditions.

“At the heart of our future prospects is Asia. We are pursuing the increasing demand for protection products from the rapidly growing middle class in our chosen markets across the region. We have rigorously allocated capital towards providing regular-premium policies with health and protection riders – a popular product with our customers, which allows them both to save for the future of their families and to protect them – delivering resilient, profitable and cash-generative growth for our shareholders. In 2013, Asia IFRS operating profit1,2 increased by 16 per cent3 to £1,075 million while new business profit was up 15 per cent to £1,460 million, allowing us to exceed our objectives of doubling the 2009 value of both metrics (being £930 million and £1,426 million respectively) in 2013. Asia net cash remittance of £400 million, up 17 per cent, also surpassed the 2013 full-year cash objective of £300 million and is 10 times higher than the amount remitted in 2009.

“In the US, we remain focused on meeting the needs of the ‘baby-boomer’ generation as they transition into retirement. Jackson has been capitalising on this large opportunity and has increased both its IFRS operating earnings and its cash generation through the economic cycle, through disciplined pricing and risk management in a sector where many companies encountered serious difficulties. We have continued to diversify our product mix with Elite Access, our innovative variable annuity with no guarantees, tripling its sales levels in 2013. Variable annuities without living benefit guarantees now account for almost one-third of our overall variable annuity sales. Total US IFRS operating profit of £1,302 million was up 30 per cent over 2012. Jackson has remitted £294 million of cash, exceeding its 2013 cash remittance objective, which had been increased from £200 million to £260 million after the REALIC acquisition. Since 2008 Jackson has remitted over US$1.8 billion of cash to the Group, tangible evidence of the success of our strategy in this market.

“Our UK life business serves the needs of an ageing population. The UK remitted £355 million of cash in 2013, above its objective of £350 million, an excellent performance from a mature business in an industry facing considerable regulatory change. The UK achieved IFRS operating profit of £735 million, a resilient performance as industry sales volumes remain negatively affected by the implementation of the requirements of the Retail Distribution Review (RDR). We believe the strength of our products and brand will position us well once distributors have adjusted to the new environment.

“In asset management, our operations are focused on delivering superior long-term investment performance while expanding distribution reach to new markets and customers. M&G has delivered record IFRS operating profit of £395 million, up 23 per cent, reflecting the benefits of its diversification across funds, asset classes and geographies. Eastspring Investments, our Asia asset management business, saw stable net inflows of £1.6 billion, with IFRS operating profit growing by 7 per cent, a credible performance in the face of volatile investment market conditions in the second half of the year.

“Looking ahead, we believe that the global economic outlook is improving. However, investment markets are impacted by short-term volatility as the market adjusts to policy normalisation in the US. The macro-economic adjustments that we are seeing in emerging markets, partly driven by the return of robust US growth, are ultimately a net positive for these countries, the global economy and Prudential.

“We remain confident that our Asian business is well positioned and offers a compelling opportunity to deliver long-term value both for our customers and for our shareholders. A rapidly growing, increasingly wealthy and well educated middle class with significant savings and protection needs underpins demand for our products. Our leadership positions in six out of 13 Asian markets, combined with our multi-product, multi-channel platform, position us well to capitalise on this opportunity and deliver long-term profitable growth. In addition to these positive Asian prospects, we expect our leading businesses in the US and the UK to continue to generate significant levels of earnings and cash as we serve the savings and retirement income needs of their ageing populations.

“To underline our confidence in the Group’s prospects, we set out three new objectives4 at our investor conference in December 2013:

(i)	To achieve Underlying Free Surplus Generation5 from Asia of between £0.9 billion and £1.1 billion in 2017, up from £484 million in 2012;
(ii)
To grow Asia life and asset management pre-tax IFRS operating profit at a compound annual rate of at least 15 per cent over the period 2012 to 2017, up from £924 million in 2012 to at least £1,858 million in 20176; and

(iii)	To generate Group Underlying Free Surplus of at least £10 billion cumulatively over the four-year period from 2014 to end-2017.

1 The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note 3 of ‘Notes to Editors’. In addition, following its reclassification to held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.
2 Including Eastspring Investments, and after development costs.
3 Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
4 The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.
5 Underlying Free Surplus Generation comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
6 Asia 2012 IFRS operating profit of £924 million, is based on the retrospective application of new and amended accounting standards, and excludes the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

“In addition to the attractive prospects we see in our existing markets, we are thinking beyond 2017. Therefore we are selectively investing in new countries where we see opportunities similar to those we see in our most successful markets in Asia: positive demography, strong economic growth and unmet needs for protection due to the absence of a social safety net.  Over the last two years, we have invested in four new markets – Cambodia, Myanmar, Poland and most recently Ghana – and are exploring a fifth opportunity in Saudi Arabia.

“The strength and sustainability of our performance over the last five years have allowed the Board to recommend the rebase of our dividend upwards for the third time in four years. I wish to underline that these successive rebasings have been possible due to the exceptionally strong operational and financial performance of the Group during the last five years and that our dividend policy as defined by the Board is unchanged.

“In accordance with our dividend policy the Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

“We believe the Group is well positioned to continue to deliver good value to customers and attractive returns to shareholders while continuing to manage capital prudently.”

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS. Period-on-period percentage increases are stated on an actual exchange rate basis unless otherwise stated.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on dilution of Group holdings, the costs arising from the domestication of our Hong Kong business, and (loss)profit attaching to held for sale Japan Life insurance business. In addition, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings and for 2012, the gain on acquisition of REALIC. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC. In 2013 the Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefit accounting standard. The 2012 comparative results have been retrospectively adjusted from those previously published so as to be presented on a consistent basis to 2013.

4.	Total number of Prudential plc shares in issue as at 31 December 2013 was 2,560,381,736.

5.
There will be a conference call today for media at 10.00am (UK) / 6.00pm (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44 (0)203 139 4830 Hong Kong dial-in telephone number: +852 3068 9834 (Freephone). Passcode: 28260176#.

6.
A presentation for analysts and investors will be held today at 11.00am (UK)/ 7.00pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, ie from 10.30am (UK) / 6.30pm (Hong Kong)). Dial-in: +44 (0)203 059 8125 / 0800 368 0649 (Freephone UK), Passcode: ‘Prudential’ (this must be quoted to the operator to gain access to the call). Playback: +44 (0)121 260 4861, Passcode: 6292659#. This will be available from approximately 11.00am (UK) / 7.00pm (Hong Kong) on 13 March 2014 until 11.59pm (UK) / 7.59am (Hong Kong) on 27 March 2014.

7.	2013 Dividend
Ex-dividend date	26 March 2014 (UK, Ireland and Singapore) 27 March 2014 (Hong Kong)
Record date	28 March 2014
Payment of dividend	22 May 2014 (UK, Ireland and Hong Kong) On or about 29 May 2014 (Singapore) On or about 2 June 2014 (ADR holders)

8.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 165 years and has £443 billion in assets under management (as at 31 December 2013). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9. Forward-Looking Statements
This document may contain ‘forward-looking statements’ with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's ‘Solvency II’ requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the ‘Risk Factors’ heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary 2013 financial performance

Financial highlights

Life APE new business sales, profits and investment in new business

	2013 £m			2012 £m			Change %
	Sales (APE)	NBP1	Free surplus invested in new business	Sales (APE)	NBP1	Free surplus invested in new business	Sales (APE)	NBP1	Free surplus investment in new business
Asia	2,125	1,460	310	1,897	1,266	292	12	15	6
US	1,573	1,086	298	1,462	873	281	8	24	6
UK	725	297	29	836	313	45	(13)	(5)	(36)
Total Group	4,423	2,843	637	4,195	2,452	618	5	16	3

Profit before tax - IFRS2
	Actual Exchange Rate			Constant Exchange Rate
	2013 £m	2012 £m	Change %	2012 £m	Change %
Operating profit
Long-term business:
Asia (excl. gain on sale of stake in China Life of Taiwan)	1,001	855	17	832	20
Gain on sale of stake in China Life of Taiwan	-	51	-	51	-
Asia	1,001	906	10	883	13
US	1,243	964	29	977	27
UK	706	703	-	703	-
Long-term business operating profit	2,950	2,573	15	2,563	15
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure	(599)	(565)	(6)	(565)	(6)
Total operating profit based on longer-term investment returns	2,954	2,520	17	2,509	18
Non-operating items	(1,319)	227	n/a
Profit before tax attributable to shareholders	1,635	2,747	(40)

Profit before tax - EEV2
	Actual Exchange Rate			Constant Exchange Rate
	2013 £m	2012 £m	Change %	2012 £m	Change %
Operating profit
Long-term business:
Asia	2,385	1,951	22	1,891	26
US	2,221	1,610	38	1,630	36
UK	1,033	866	19	866	19
Long-term business operating profit	5,639	4,427	27	4,387	29
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure	(662)	(626)	(6)	(626)	(6)
Total operating profit based on longer-term investment returns	5,580	4,313	29	4,272	31
Non-operating items	84	644	(87)
Profit before tax attributable to shareholders	5,664	4,957	14

Basic earnings per share - based on operating profit after tax and non-controlling interest2

			Change %
	2013 pence	2012 pence	Actual Exchange Rate	Constant Exchange Rate
IFRS	90.9	76.9	18	19
EEV	165.0	124.9	32	33

Underlying free surplus generated3

	2013 £m		2012 £m		Change %
	Long-term	Total	Long-term	Total	Long-term	Total

Asia (excl. gain on sale of stake in China Life of Taiwan)	509	573	426	484	19	18
Gain on sale of stake in China Life of Taiwan	-	-	51	51	-	-
Asia	509	573	477	535	7	7
US	831	870	755	773	10	13
UK	651	673	462	487	41	38
M&G (incl. Prudential Capital)	-	346	-	285	-	21
Total Group	1,991	2,462	1,694	2,080	18	18

Cash remitted by the business units to the Group

	2013 £m	2012 £m	Change %
	Total	Total	Total
Asia	400	341	17
US	294	249	18
UK	355	313	13
M&G	235	206	14
Pru Cap	57	91	(37)
Total Group	1,341	1,200	12

Cash and capital

	2013	2012	Change %
Dividend per share relating to the reporting period	33.57p	29.19p	15
Holding company cash and short-term investments	£2,230m	£1,380m	62
IGD capital surplus before final dividend4	£5.1bn	£5.1bn	n/a
Group economic capital ratio before final dividend5	257%	215%	+42%

Group shareholders' funds (including goodwill attributable to shareholders)

	2013	2012	Change %
IFRS	£9.7bn	£10.4bn	(7)
EEV	£24.9bn	£22.4bn	11

	2013%	2012%
Return on IFRS shareholders' funds6	23	23
Return on embedded value 6	19	16

	2013	2012	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	971p	878p	11
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	914p	820p	11

1	New Business Profit (NBP)
2
For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note A2 of the IFRS financial statements and  note 1 of the EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

3
Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

4
Estimated. As disclosed in full year 2012 results, from March 2013 the basis of calculating Jackson’s contribution to the Group’s IGD surplus was changed. Further detail can be found in the section: Capital management – Regulatory Capital (IGD) of ‘Group Chief Risk Officer’s report on the risks facing our business and our capital strength’. The 2012 comparative is as previously reported and does not reflect the new basis. When assessed on a comparable basis, the 2013 estimated Group IGD surplus of £5.1 billion is 31 per cent higher than the 2012 pro-forma comparative of £3.9 billion.

5
The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The Group economic capital ratio is based on outputs from the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore the economic capital disclosures should not be interpreted as outputs from an approved internal model.

6
Operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds. For IFRS reporting purposes, the Group adopted amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies for the purpose of the calculation above as discussed in note A2 of the IFRS financial statements and in note 1 of the EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis. For the purpose of the calculation above Japan has been removed from opening shareholders' funds.

Group Chief Executive’s Report

I am pleased to report a strong performance in 2013. This performance has enabled us to deliver all of our six 2013 ‘Growth and Cash’ objectives. Over the four-year period we gave ourselves to achieve these objectives, the Group’s performance has been transformed, with all our business units now making significant contributions to both earnings and cash generation from a starting point where in 2008 most of the Group’s earnings and cash were coming from our historic UK business.

In December 2013, we defined a new set of objectives that we aim to achieve by 2017. We are entering this new period with confidence in the prospects of the Group and the capacity of our teams across Asia, the US and the UK to execute. With our 2013 results, we have made a positive start towards our newly launched 2017 objectives.

The Group’s strategy remains unchanged and is focused on capturing three significant opportunities across our three geographic markets – (i) in Asia, the significant and growing protection needs of the emerging middle class, particularly in our ‘sweet spot’ markets of South-east Asia; (ii) in the US, the financial needs of the ‘baby-boomers’ as they transition into retirement and (iii) in the UK, meeting the savings and retirement income needs of an ageing population. Our disciplined execution of this strategy has continued to drive profitable growth and higher cash generation, underlining our commitment to delivering both ‘Growth and Cash’.

Group performance1
Our Group IFRS operating profit2 based on longer-term investment returns increased by 17 per cent during the year to £2,954 million (2012: £2,520 million). Asia life operating profit2 was up 17 per cent3 to just over a landmark £1 billion, with collective double-digit growth from our four largest operations of Hong Kong, Singapore, Indonesia and Malaysia and increasingly material contributions from some of our smaller but fast-growing businesses such as the Philippines, Thailand and Vietnam. On an underlying basis4, Asia life IFRS operating profit was up 20 per cent3. US life IFRS operating profit increased 29 per cent to £1,243 million (2012: £964 million), reflecting our focus on driving fee income from our variable annuity business and a full year’s contribution of insurance income from REALIC. UK life IFRS operating profit was broadly in line with the prior year at £706 million (2012: £703 million) despite lower business volumes. M&G delivered record operating profit of £395 million, an increase of 23 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased external funds under management by £14 billion to £126 billion (2012: increase of £20 billion to £112 billion).

Free surplus generation2 from our life and asset management businesses, a key indicator of the actual cash generation from our life in-force book and from our large asset management activities, was 15 per cent higher at £3,099 million, before reinvestment in new business, reflecting the benefits we derive from the increased scale of our in-force life portfolio and a growing contribution from our asset management businesses. Investment in new business of £637 million (2012: £618 million) has increased far less rapidly than new business profits, highlighting the capital-efficient nature of our growth. Net cash remittances from our businesses to the Group increased by 12 per cent to £1,341 million (2012: £1,200 million).

New business profit was up 16 per cent to £2,843 million (2012: £2,452 million), mainly led by 15 per cent growth in Asia, with strong contributions from both agency and bancassurance channels and 24 per cent growth from the US, reflecting the positive impact of pricing and product actions as well as the beneficial impact of rising interest rates.

APE sales increased by 5 per cent to £4,423 million (2012: £4,195 million), led mainly by our Asian business, which saw double-digit sales growth on a constant exchange rate basis in eight markets: Thailand up 79 per cent, China up 41 per cent, Hong Kong up 21 per cent, Vietnam up 20 per cent, Singapore, Indonesia and the Philippines up 18 per cent and Korea up 14 per cent. Jackson APE sales were higher at £1,573 million (2012: £1,462 million), reflecting the excellent progress achieved by our no-guarantees Elite Access variable annuity product, which delivered sales volumes of  £2,585 million ($4,045 million) in 2013, three times those achieved in 2012. In the UK, we continue to focus on value over volume, with retail APE sales lower by 12 per cent as the market adjusts to the post-Retail Distribution Review environment, while retail new business profits were 3 per cent lower year-over-year, as we have partially offset the impact of lower volumes through pricing and product actions. M&G has delivered strong net inflows of £9.5 billion (2012: £16.9 billion including one institutional debt mandate of £7.6 billion) as it benefits from record levels of retail sales from Continental Europe, while Eastspring Investments, our Asia asset management business, reported stable net inflows5 of £1.6 billion (2012: £1.6 billion).

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus6 was estimated at £5.1 billion, equating to coverage of 2.8 times.

2013 ‘Growth and Cash’ objectives
The Group has now delivered all six of the 2013 ‘Growth and Cash’ objectives we set out at our 2010 investor conference.

•	At full year 2013, Asia delivered new business profits of £1,460 million, ahead of its objective of doubling 2009 new business profits to £1,426 million.

We had already achieved five of the six objectives early. To recap:

•	At full year 2012, we more than doubled Asia’s 2009 IFRS operating profit from £465 million to £988 million12 (2013 objective: £930 million), achieving this objective a year earlier than planned;
•	We also exceeded Asia’s 2013 cash objective of £300 million, delivering £341 million at full year 2012, again achieving this objective a year earlier than planned;
•
At the half year stage in 2013, we achieved two further objectives: delivering cumulative net cash remittances to the Group of almost £4.1 billion over the three and a half year period from 2010 against our end-2013 target level of £3.8 billion;

•	Also at the half year stage in 2013, our US business remitted £294 million to Group, exceeding its 2013 cash remittance objective of £260 million; and
•	Lastly, as announced at the investor conference in December 2013, the UK achieved its 2013 cash remittance objective of £350 million by remitting £355 million to the Group.

The successful delivery of all of our 2013 ‘Growth and Cash’ objectives highlights the continued disciplined implementation of the Group’s strategy.

2017 objectives
Looking ahead, confident in the future prospects of the Group, we announced new objectives7 for 2017 at our investor conference in December 2013 in London. These objectives are:

(i)	Asia Underlying Free Surplus Generation8 of £0.9 billion to £1.1 billion in 2017 (2012: £484 million)

(ii)
Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012 – 2017 to reach at least £1,858 million in 2017 (2012: £924 million9)

(iii)	Group Underlying Free Surplus Generation of at least £10 billion cumulatively over the four-year period from 2014 to end- 2017.

At the end of 2013, we have made an encouraging start towards achieving two of these 2017 objectives. We have grown Asia life and asset management pre-tax IFRS operating profit by 16 per cent3 over 2012 and we have also delivered an 18 per cent3 increase in Underlying Free Surplus from Asia to £573 million in 2013. We will regularly update the market on our progress on all three objectives.

	2013	2017 objective7
Asia Underlying Free Surplus Generation8	£ 573 million	£0.9 - £1.1 billion
Asia pre-tax IFRS operating profit	£1,075 million	> £1,858 million
Cumulative Group Underlying Free Surplus Generation from 2014 to end-2017	Not applicable	> £10 billion

Our operating performance by business unit

Asia
Prudential’s businesses in Asia continued to perform well in 2013 against turbulent markets, particularly during the second half of the year. Significantly we succeeded in more than doubling the 2009 new business profit (£713 million) by 2013, reaching £1,460 million. We have therefore completed all three Asia-specific financial objectives we set ourselves in 2010 – the IFRS profit and cash remittance objectives were achieved last year, one year ahead of our initial ambition. This performance reflects the appropriateness of our strategic choices and our discipline in building the distribution reach necessary to make our products and services available to Asia’s rapidly growing middle classes so that we can both meet their needs and generate value for shareholders.

Operational highlights for 2013 reflect our continued focus on our ‘sweet spot’ markets, where the macro-economic, demographic, competitive and regulatory environments enable us to capitalise on our strengths and use multiple distribution channels to provide long-term savings and protection solutions to our customers. These same positive long-term drivers underpin our strong financial performance in 2013, with Asia IFRS operating profit up 16 per cent to £1,075 million (2012: £924 million2,3) and cash remitted to Group 17 per cent higher at £400 million (2012: £341 million).

In 2013 our Asia business delivered a 14 per cent increase in APE sales on a constant exchange rate basis (12 per cent on actual exchange rate) to £2,125 million. In times of currency volatility comparison of results using constant exchange rates provides better measure of underlying performance. In this paragraph, unless otherwise stated, the following movements are expressed on a constant exchange rate basis. Sales performance has been strong throughout the year, achieving double-digit growth in every quarter. Sales through the agency channel were 16 per cent higher, with increases in active manpower and improvements in productivity contributing broadly equally. Sales through bank partnerships grew by 18 per cent, excluding those from E-Sun, where we have chosen not to provide low-margin guaranteed products. Looking at our performance within the region, in Hong Kong our agency force continues to excel. We delivered a 30 per cent increase in agent productivity, with our with-profits and enhanced protection products proving to be especially popular. As a result, sales in Hong Kong grew by 21 per cent (up 23 per cent on actual exchange rate). Our multi-channel distribution in Singapore is particularly effective, with increases in active agency numbers (up 9 per cent) and productivity (up 10 per cent), coupled with very strong bancassurance partners in Standard Chartered Bank (SCB), United Overseas Bank (UOB) and Maybank, resulting in overall APE sales growth of 18 per cent (up 20 per cent on actual exchange rate). We continue to expand our agency force rapidly in Indonesia, with overall sales increasing by 18 per cent (up 7 per cent on actual exchange rate). As expected, we have seen average case sizes decline as we extend our reach outside Jakarta. However, over time with increasing urbanisation, our first-mover advantage driven by our continued distribution expansion in upcoming cities and towns will drive long-term profitable growth. Malaysia APE sales were up 8 per cent excluding top-up products (up 7 per cent on actual exchange rate), which we have decided to de-emphasise deliberately. The 14 per cent increase (on actual exchange rate) in bancassurance sales from SCB and UOB in this market was particularly encouraging.

Our other smaller ‘sweet spot’ markets have also delivered excellent results, with collective growth in APE sales of 39 per cent. In the Philippines we have grown agency activity by 49 per cent and in Vietnam we have improved productivity by 16 per cent. In Thailand, the Thanachart bancassurance relationship is progressing well, delivering £22 million of APE sales in the first eight months of its operations. In Cambodia, where we launched in January 2013, our new life business has made a good start and the relationship with our distribution partner ACLEDA Bank is working well. We have also opened a representative office in Myanmar.

Our joint ventures in China and India represent different opportunities in these two large, but quite different markets. In China our business remains small in the context of the market, but we are very encouraged by the progress being made, with APE sales growth of 48 per cent in 2013. We consider this business to have great potential over the medium to long term. In India, our joint venture continues to be the market leader in the private sector, but the market is continuously going through fundamental restructuring and we expect it to remain challenging for some time.

We have niche positions in the Taiwanese and Korean markets that have been structured to meet our operating and financial disciplines, particularly around products and profitability. Within this context, both businesses are performing well. On 16 July 2013 we announced our intention to sell our closed-book life insurance business in Japan for US$85 million (£51 million at 31 December 2013 closing exchange rate), subject to regulatory approvals.

Asia’s life new business profit grew by 15 per cent to £1,460 million (2012: £1,266 million), outpacing APE sales growth of 12 per cent. The beneficial impact of higher interest rates, primarily in Hong Kong, was offset by the weakening of some Asian currencies relative to UK sterling, primarily the Indonesian rupiah. There has clearly been downward pressure on some of our Asian currencies relative to UK sterling. We believe that the economic fundamentals of these economies remain very attractive in the long term and that the tensions observed currently will actually contribute to the long-term stabilisation and growth of these economies by improving their trade balances and ultimately their current account balances. We remain focused on managing each of our businesses at the local level and on their performance in local currency, which is more indicative of their true performance and of their actual long-term growth potential.

Life IFRS operating profit was £1,001 million, up 17 per cent2,3, making a positive start towards our 2017 IFRS objective. EEV life operating profit grew by 22 per cent to £2,385 million, driven by our strong new business growth and the positive impact of higher interest rates on the in-force book.

Eastspring Investments saw net third-party inflows of £1.6 billion5, down on the half year mainly due to market volatility in the second half. Total funds under management (including money market funds) were up 3 per cent on the prior year (10 per cent on a constant currency basis) with net inflows and positive market movements being offset by currency weakness relative to UK sterling. IFRS profits were up 7 per cent and reflect discipline in cost management in challenging market conditions.

I am pleased to report that the long-running project to domesticate the Hong Kong branch of the Prudential Assurance Company has been successfully completed.

Asia remains a significant and attractive opportunity for the Group, underpinned by favourable structural trends of faster economic growth, leading to higher wealth, combined with growing and young populations, high savings rates and rising demand for protection. This is particularly true of the rapidly growing and increasingly wealthy Asian middle class. These opportunities are most evident in our ‘sweet spot’ markets of South-east Asia, including Hong Kong, where the combination of long-term structural trends and the breadth and depth of the Prudential franchise and distribution positions us well to achieve long-term sustainable and profitable growth.

US
The US has delivered a strong performance in 2013, maintaining its disciplined approach to new business and management of the in-force book, while also improving its capital position. Total US IFRS operating profit increased 30 per cent to £1,302 million (2012: £1,003 million). Life IFRS operating profit in 2013 increased by 29 per cent, to £1,243 million, driven by higher fee income as a result of on-going positive flows and appreciation in average account values, as well as a first full year’s contribution from REALIC. Reflecting the cash-generative nature of Jackson’s business and capital formation during the year, cash remitted to the Group totalled £294 million, exceeding the 2013 objective of £260 million.

During 2013, equity markets experienced a strong rise as confidence in the US economy began to return and an increase in longer-dated Treasury yields followed long-anticipated actions by the Federal Reserve to taper bond purchases late in the year. In the variable annuity market, some larger variable annuity providers have consciously pulled back, while others are now returning. Against this background, Jackson’s market share of annuities with living benefits has remained relatively steady, while it is continuing to write new business at aggregate internal rates of return in excess of 20 per cent and with a payback period of two years.

Total variable annuity APE sales increased to £1,338 million in 2013 (2012: £1,245 million). This growth was exclusively driven by the rapid progress of Elite Access, our variable annuity without guarantees launched in early 2012, which contributed £259 million of APE sales in the period (2012: £85 million). Excluding Elite Access, variable annuity sales were 7 per cent lower than in 2012, which is the direct result of our disciplined approach to the management of the economic cycle in the variable annuity market. The success of Elite Access has helped increase the diversification of our product mix, with 31 per cent of our 2013 variable annuity sales not featuring living benefit guarantees (2012: 17 per cent). As a percentage of total sales, variable annuities with living benefit guarantees are at their lowest since 2008. In addition, during the second half of 2013 Jackson implemented various product initiatives to continue to balance value, volume, capital and balance sheet strength. Net inflows for variable annuities’ separate accounts continue to be strongly positive at £8.0 billion (2012: £7.8 billion), reflecting the growth in new business sales and low, stable levels of policy surrenders. Combined with the additional positive impact of market appreciation, this increased separate account balances to £66 billion at 31 December 2013 (31 December 2012: £49 billion).

Fixed annuity APE sales of £55 million remained relatively flat compared to 2012, while fixed index annuity APE sales of £91 million decreased 17 per cent.

New business profit increased 24 per cent to £1,086 million, reflecting the benefits of our pricing and product actions, the contribution from Elite Access and the positive effects of higher long-term yields.

EEV life operating profit increased by 38 per cent to £2,221 million (2012: £1,610 million), reflecting higher new business profits (as mentioned above) and the increased scale of our in-force book, which includes a first full year’s contribution from REALIC.

Jackson’s Risk Based Capital ratio at the end of 2013 was 450 per cent, compared to 423 per cent at the end of 2012. In 2013, statutory capital generation was driven by the strong operating performance. This capital generation enabled Jackson to remit £294 million (2012: £249 million) to Group, while supporting its balance sheet growth.

Jackson’s strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume, and our financial market hedging remains focused on optimising the economics of our exposures, therefore accepting a degree of volatility in our accounting results where they are not aligned with the underlying economics. This approach has enabled Jackson to deliver significant profitable growth across the cycle while maintaining a strong balance sheet. Since 2008 Jackson has remitted over US$1.8 billion of cash to the Group, demonstrating that Jackson’s recent growth is quickly translating into profits and into cash, the ultimate metric of our successful strategy.

UK and Europe
The UK life and pensions industry has undergone considerable regulatory and market change in 2013, with the appointment of two new industry regulatory bodies, the phasing in of auto-enrolment for company pensions and the introduction of the voluntary ABI Code on Retirement Choices. The implementation of the recommendations of the Retail Distribution Review has changed the distribution landscape and providers, distributors, advisers and their clients continue to adjust to the new environment. The Financial Conduct Authority’s Thematic Review into the UK annuity market, which ran throughout 2013, concluded in February 2014 with the announcement that it was launching a further study to examine competition and choice in the retirement income market as a whole. We continue to support both regulatory and other initiatives to improve consumer experience and outcomes.

We continue to manage our UK business by focusing on our strengths in individual annuities and with-profits products. The combined financial strength and investment performance track record of Prudential’s UK with-profits fund provides a key source of differentiation in a competitive market. The performance of our with-profits fund in 2013 has allowed us to add an estimated £2 billion to with-profits policies in the year and policyholders will typically see year-on-year increases of between 5 per cent and 8 per cent in accumulating with-profits policy values over the past year. Total bonus payments are expected to top £2.0 billion in 2014.

The onset of the Retail Distribution Review has significantly impacted the timing of sales volumes in the UK retail investments markets over the last two years. For Prudential, this resulted in very strong sales of onshore bonds in 2012, due to heightened activity prior to the implementation of the Retail Distribution Review, while in 2013 volumes returned to levels consistent with 2011, the last ‘undisturbed’ year. Onshore bonds APE sales of £176 million were 23 per cent lower as a result, which contributed to an overall decrease in retail APE sales of 12 per cent, to £697 million (2012: £795 million).

In individual annuities, market volumes declined 15 per cent during the year10 against a strong comparative, due to increased activity in 2012 prior to the introduction of Gender Neutral Pricing and the Retail Distribution Review. Our annuity sales sourced from internal vestings decreased 10 per cent as more customers are opting to defer their retirement date, the effect of which is partly offset by higher average fund values. The proportion of our internal customers who chose a Prudential annuity remained in line with 2012. Overall APE sales from individual annuities were 14 per cent lower than in 2012.

In corporate pensions, we continue to focus on securing new members and incremental business from our current portfolio of customers and on additional voluntary contribution plans within the public sector, where we now provide schemes for 69 of the 99 public sector authorities in the UK (2012: 68 schemes).

In the wholesale market, we have continued our selective participation in bulk annuities based on strict return criteria and using our financial strength, superior investment track record, extensive mortality risk assessment experience and servicing capabilities. Bulk annuity APE sales amounted to £28 million (2012: APE sales of £41 million), contributing EEV new business profit of £30 million (2012: £39 million).

Retail new business profit of £267 million in 2013 was 3 per cent below 2012, due to lower sales volumes, partly offset by the positive effects of product mix and proactive pricing actions. Overall, new business profits were 5 per cent lower year-over-year, reflecting lower bulk annuity volumes and lower retail new business profit.

IFRS life operating profit was in line with 2012 at £706 million (2012: £703 million), and EEV life operating profit of £1,033 million increased 19 per cent, reflecting our active management of the in-force book.

During 2013 the UK remitted cash of £355 million to Group (2012: £313 million), exceeding our cash objective of delivering £350 million.

In September 2013 Jackie Hunt joined as Chief Executive, Prudential UK and Europe, and became a member of the Board of Prudential plc. Jackie was previously Chief Financial Officer at Standard Life plc. Jackie is focused on delivering the strategic priorities for the business as outlined at the December 2013 investor conference.

Our direct advice service, Prudential Financial Planning, is seeing demand for advice from our existing direct customers. Adviser numbers grew to 196 advisers by the end of 2013, in line with our expectations.

During 2013 we commenced sales operations in Poland, one of Europe’s fastest-growing economies, which has an expanding middle class and high savings rates. We have made a good start to the business, building an agency sales network of 481 financial planning consultants across 12 branches. The agency sales network will continue to be rolled out to more major Polish cities and towns during 2014.

M&G
Equity markets in developed economies rose to pre-crisis levels during 2013. By contrast, emerging markets suffered a series of setbacks as concerns about slowing economic growth in China and the tapering of quantitative easing in the US weighed heavily on investor sentiment.

Against this backdrop, M&G continues to deliver strong investment performance. Over the three years to 31 December 2013, 21 retail funds representing approximately 69 per cent of its retail funds under management produced first or second-quartile investment returns. The performance of funds managed on behalf of segregated institutional fixed income clients also remains very strong, with all actively managed fixed income mandates outperforming their benchmarks over this period.

M&G has pursued business diversification across funds, asset classes and geographies. Its retail funds are now registered for sale in 20 jurisdictions and M&G has operations in 18 countries.

Net retail fund flows in Continental Europe reached a record level of £7.6 billion, a 46 per cent improvement on the previous year. European retail funds under management now total £23.7 billion, up 64 per cent year-on-year, and represent 35 per cent of total retail funds under management, compared with 26 per cent at the end of 2012.

In the UK M&G’s business has slowed after four consecutive years as the number-one house for net retail sales between 2009 and 2012. M&G remained the number-one firm for gross sales over the calendar year 2013, thereby leading the market for five consecutive years. However, the business did experience modest net outflows of £0.7 billion during the year, largely reflecting the decision in 2012 to slow flows into two market-leading UK corporate bond funds to protect investment performance. Investor appetite for equities strengthened in 2013 as markets recovered, but in many European countries fund buyers continue to have a structural preference for bonds and also favour mixed-asset funds.

It is still too early to offer a definitive assessment of the impact of the Retail Distribution Review, although we do expect more focus in the market on price. In the past few weeks, platforms have begun to disclose their own service pricing and any special fund fees agreed with asset managers. Those managers with strong brands and a reputation for investment performance will be expected to better withstand any such pressures on asset management fees.

M&G has continued its efforts to diversify its fund range. During the year 10 retail funds attracted net sales of at least £100 million each, with the majority of money continuing to go into the M&G Optimal Income Fund, a flexible bond portfolio, and into the M&G Global Dividend Fund. Total net retail sales for the year were £7.3 billion, including the contribution from M&G's associate company in South Africa. This is the fourth time in five years that M&G has posted net retail inflows exceeding £7 billion. After this very strong period of sustained net sales, we expect business to return to less elevated levels in 2014. Total retail funds under management at 31 December 2013 were £67.2 billion, 22 per cent higher than at the end of 2012 and up 251 per cent since the end of 2008.

M&G's institutional business recorded net inflows of £2.1 billion during 2013, mainly through increased sales of alternative credit and leveraged loan products. Net inflows of £9.0 billion in 2012, a record level, included a single low-margin mandate of £7.6 billion. Over the year, total institutional funds under management increased by 3 per cent to £58.8 billion, and have now more than doubled since the end of 2008.

As in previous years, M&G has a strong pipeline of institutional business still to fund. Products designed to help fill the gap left by the decline in long-term commercial bank loans continue to attract considerable interest, while opportunities to lend to medium-sized companies and infrastructure projects are improving. M&G currently manages, on behalf of Prudential and external investors, around £24 billion of direct infrastructure investments and provides around £11 billion of funding to the wider UK economy. As well as providing loans to British business and other organisations, these include investments in social and economic infrastructure, (eg public and private investment in utilities, energy, transport, hospital and schools) and investment in social and residential housing as mentioned below.

Our property business, formerly known as PRUPIM, was rebranded M&G Real Estate during the year. During 2013 it completed £3.5 billion of property transactions, covering both acquisitions and disposals. It has also returned to the UK residential property market for the first time in 30 years with a £105 million investment in London housing.

Fund sales, combined with a 15 per cent increase in equity market levels and an 8 per cent rise in bond markets, pushed total funds under management to £244.0 billion at 31 December 2013, 7 per cent higher than at the end of 2012. External client assets rose 13 per cent to £126.0 billion, nearly treble their level at the end of 2008, and accounted for 52 per cent of the total.

M&G’s operating profit rose by 23 per cent to £395 million, a new record. Underlying profits - excluding performance fees, carried interest and profits from our associate company – were up 20 per cent to £358 million. Over the past five years, underlying profits have grown at an annualised rate of 15 per cent, principally reflecting the consistent accumulation of external assets on the back of strong net sales.

M&G’s cost/income ratio remained unchanged at an historic low of 59 per cent, with higher fee income offsetting a larger cost base from increased head count and ongoing investment in operational infrastructure.

M&G continues to provide capital-efficient profits and cash generation for the Group and remitted cash totalling £235 million during 2013, compared with £206 million in 2012.

M&G has been recognised for its investment performance with numerous awards, including Investment Manager of the Year, Fixed Income Manager of the Year and Real Estate Manager of the Year at both the Financial News Awards 2013 and European Pensions Awards 2013.

The business remains focused on delivering excellent investment performance and service to its clients while continuing to seek diversification by both asset class and geography. It is the commercialisation of this investment performance through the acquisition of new fund flows that produces attractive profits and cash flow for the Group.

Capital and risk management
We take a disciplined approach to capital management and have continued to implement a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus position at 31 December 2013 was estimated at £5.1 billion, before allowing for the final dividend, equating to coverage of 2.8 times.

With greater visibility on the potential outcome of Solvency II, we are reporting an economic capital11 surplus of £11.3 billion (2012: £8.8 billion), which is equivalent to an economic solvency ratio of 257 per cent (2012: ratio of 215 per cent). This result is based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and using our internal model, which has not yet been reviewed or approved by the Prudential Regulation Authority.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer. Prudential is monitoring the development of and the potential impact of the framework of policy measures and engaging with the Prudential Regulation Authority on the implication of this designation.

Dividend
The Board proposes to rebase the full year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ Objectives. The directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence, representing an increase of 15 per cent over 2012.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that although the Board has been able to recommend three upward rebases in the last four years, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
In 2013, we have delivered a strong performance.

The global macro-economic environment is improving, with many signs of recovery in the US and the UK. While the transition to a world with a more normal US monetary policy might create some challenging short-term market and currency volatility in financial markets, a return to global growth and to a more normal interest-rate environment and the robust nature of the long-term secular drivers we benefit from in Asia are all positives for our business in the medium term.

We remain focused on pursuing the three significant opportunities – the significant protection gap in the Asian middle class, the transition of US ‘baby-boomers’ into retirement and the need for savings and retirement income for an ageing population in the UK – that are core to our strategy.

Of these, Asia remains more than ever central to the long-term, profitable growth opportunities for the Group. The longer-term structural trends of a rapidly growing and wealthier middle class with significant unmet needs for savings and protection remain intact and underpin our prospects in the region. We fully recognise the challenges that some of the economies in the region must deal with and we are never complacent in managing our diversified portfolio of businesses. We believe that the strength of our franchise in Asia, with leadership positions across our ‘sweet spot’ markets of South-east Asia, including Hong Kong, and our multi-channel, multi-product platform position us well to profitably capture this multi-decade opportunity.

In the US and the UK, we remain focused on meeting the needs of our customers and continue to implement a prudent strategy, putting value ahead of volume. This allows us to generate significant levels of earnings and cash in both geographies.

Over the last five years, the overall performance of the Group has been transformed, with all four of our businesses now making significant and – in Asia and the US – growing contributions to both earnings and cash generation, from a starting position where the UK was by far the main contributor to earnings and to cash generation. This newly achieved diversification of our cash generation lends both strength and resilience to the Group’s performance over the medium term.

The disciplined execution of our strategy has enabled us to deliver all of the six, challenging 2013 objectives following one of the worst financial crises in history. Our confidence in the future prospects of the Group and our ability to execute across our businesses in Asia, the US and the UK is encapsulated in the three new objectives for 2017 that we announced at our December 2013 investor conference.

We believe the Group is well positioned to continue to deliver good value to customers and attractive returns to shareholders while continuing to manage capital prudently.

1
The comparative results shown above and elsewhere in this document have been prepared using an actual exchange rate (AER) basis except where otherwise stated. Comparative results on a constant exchange rate (CER) basis are also shown for the analysis of IFRS and EEV operating profit based on longer-term investment returns in the Chief Financial Officers’ report on our 2013 financial performance.

2
The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards as discussed in note A2 in the IFRS financial statements. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

3	Excluding the 2012 one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.
4	Underlying basis is calculated at constant exchange rate.
5	Excluding money market funds.
6	Before allowing for final dividend.
7
The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

8
Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

9
Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards, and excludes the one-off gain of £51 million from the sale of the Group’s holding in China Life Insurance Company of Taiwan.

10	Source: Q4 2013 ABI APE Market Data.
11
The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

12	As previously published.

Chief Financial Officer’s report on our 2013 financial performance

2013 has seen Prudential maintain its disciplined approach to value creation, combining a focus on cash generation with strict capital allocation, a robust balance sheet and conservative risk management. In doing so, 2013 has been another year of progress, delivering a strong financial performance in volatile investment markets and achieving all of the 2013 financial objectives we set in 2010. In addition, we continue to improve the quality and balance of our earnings and the resilience of our business to external shocks, through our bias for less volatile sources of income and increasing diversification by product, distribution and geography.

The delivery of profitable growth is predicated on our ability to accumulate assets through new business flows and strong retention, with a strict preference for products that offer high returns and rapid monetisation of profits to cash. As a result, we have focused on the financial reporting measures of IFRS operating profit and free surplus generation that most reflect this emphasis. During 2013, IFRS operating profit1 increased 17 per cent to £2,954 million and underlying free surplus generated1 was up 18 per cent to £2,462 million.

During 2013, global equity markets have performed well overall, and the gradually improving outlook in most of the major economies has also led to a long-awaited uplift in long-term interest rates. These are positive developments for our business performance, and we are well positioned to benefit from the recovery in investment markets, having proactively defended the economics of our business when markets fell. The favourable impact of appreciating equity markets and rising yields, in combination with our strong execution and risk management, has benefited all of our key operating profit and underlying capital generation metrics in 2013.

As part of the benefits we provide to our customers some of our products guarantee the value of the funds they hold with us to protect them against declines when markets fall. To protect ourselves from the downside risks to the Group’s financial position associated with these guarantees, we hold derivatives and other instruments to mitigate these exposures. In times of rising equity markets these will generally generate negative investment variances. In addition, while higher interest rates are beneficial to the long-term performance of our business, they do give rise to negative value movements on our holdings of fixed income securities. The impact of these collective short-term movements in investment values, reported outside the operating result, gave rise to a lower profit before tax1 attributable to shareholders on an IFRS basis of £1,635 million in 2013 (2012: £2,747 million). On an EEV basis, which recognises the economic benefit of movements in investment markets, profit before tax1 attributable to shareholders increased 14 per cent to £5,664 million (2012: £4,957 million). In the remainder of my report, my comments on the Group’s operating performance exclude these short-term market effects.

Another feature of 2013 was the volatility in the world’s currency markets. Following the US Federal Reserve’s statements in 2013 implying its intention to taper asset purchases, currencies in some of our key Asian markets, such as Indonesia in particular, saw significant depreciation in the second half of the year. The US dollar also depreciated against UK sterling as the strength of the economic recovery in the UK brought forward expectations of a UK interest rate increase. As the assets and liabilities of our overseas businesses are translated at year-end exchange rates, the effect of these currency movements has been incorporated within the end-2013 reported shareholders’ equity. However, the results of our overseas businesses are translated using average exchange rates for the year, as this is a reasonable approximation of the rates prevailing at the dates that our normal trading transactions have taken place in these markets. Accordingly, the full impact of the currency movements on the operating results of 2013 is more muted. Year-on-year growth rates in financial metrics are shown both in UK sterling terms and on a constant exchange rate basis to assist understanding of reported and underlying trends.

IFRS Profits
	Actual Exchange Rate			Constant Exchange Rate
	2013 £m	2012 £m1	Change %	2012 £m	Change %
Operating profit
Long-term business:
Asia	1,001	906	10	883	13
US	1,243	964	29	977	27
UK	706	703	-	703	-
Long-term business operating profit	2,950	2,573	15	2,563	15
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure2	(599)	(565)	(6)	(565)	(6)
Total operating profit based on longer-term investment returns	2,954	2,520	17	2,509	18
Short-term fluctuations in investment returns:
Insurance operations	(1,083)	100
Other operations	(27)	87
	(1,110)	187
Other non-operating items2	(209)	40
Profit before tax attributable to shareholders	1,635	2,747
Tax charge attributable to shareholders’ returns	(289)	(584)
Profit for the year attributable to shareholders	1,346	2,163

Earnings per share			% Change
	2013 pence	2012 pence1	Actual Exchange Rate	Constant Exchange Rate
Basic earnings per share based on operating profit after tax	90.9	76.9	18	19
Basic earnings per share based on total profit after tax	52.8	85.1	(38)	(38)

IFRS Operating Profit
Total IFRS operating profit1 increased by 17 per cent in 2013 to £2,954 million (2012: £2,520 million), driven by higher contributions from both life insurance and asset management. This represents a 23 per cent (2012: 23 per cent) post-tax return on opening IFRS shareholders’ funds. Viewed on a geographical basis, each of our Asia, US and UK regions achieved IFRS operating profit in excess of £1 billion for the first time in the Group’s history.

Asia life operating profit was up 10 per cent on a reported basis, and up 13 per cent after adjusting for the translational impact of currency movements. Excluding the 2012 one-off gain of £51 million on the sale of our holdings in China Life Insurance Company of Taiwan, underlying growth in Asia’s life operating profit was 17 per cent (20 per cent at constant currency). US life operating profit increased by 29 per cent, including the first full year of REALIC following its acquisition in 2012. Excluding REALIC, profit was increased by 24 per cent, reflecting strong growth in variable annuity fee income. UK life operating profit was in line with 2012. M&G (including Prudential Capital), our UK-based asset management business, and Eastspring Investments, our Asia asset manager, delivered growth of 19 per cent and 7 per cent respectively.

IFRS operating profit1 from our life insurance operations in Asia, the US and the UK increased 15 per cent to £2,950 million (2012: £2,573 million). The increase in the profitability of our life operations reflects the growth in the scale of our life business, driven primarily by positive business flows. We track the progress that we make in growing our life book of business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as the policyholder liabilities. Each year these liabilities increase as we collect premiums  and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Shareholder-backed policyholder liabilities and net liability flows4

	2013 £m		2012 £m		Change %
	Shareholder-backed		Shareholder-backed		Shareholder-backed
	Policyholder liabilities	Net liability flows5	Policyholder liabilities	Net liability flows5	Policyholder liabilities	Net liability flows
Asia	21,931	2,349	21,213	1,982	3	19
US	107,411	9,635	92,261	9,597	16	-
UK	50,779	(1,038)	49,505	(1,129)	3	8
Total Group	180,121	10,946	162,979	10,450	11	5

Focusing on the business supported by shareholder capital, which accounts for the majority of the life profits, in the course of 2013 we have increased policyholder liabilities from £163.0 billion to £180.1 billion, equivalent to an 11 per cent rise. The consistent addition of high-quality new business and proactive management of the existing in-force portfolio underpin this increase, resulting in positive net liability flows5 of £10.9 billion in 2013 in policyholder liabilities. Favourable investment market  and other movements (including corporate transactions) have contributed a further £10.6 billion to the increase, offset by a £4.4 billion negative foreign currency translation effect.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver 1, 3

	2013 £m			2012 £m
	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps
Spread income	1,073	64,312	167	1,061	61,432	173
Fee income	1,391	96,337	144	1,077	78,433	137
With-profits	298	97,393	31	311	95,681	33
Insurance margin	1,356			1,027
Margin on revenues	1,749			1,655
Acquisition costs	(2,039)	4,423	(46)%	(1,997)	4,195	(48)%
Administration expenses	(1,428)	169,158	(84)	(1,235)	142,205	(87)
DAC adjustments	334			418
Expected return on shareholder assets	216			205
Gain on China Life (Taiwan) shares	-			51
Operating profit based on longer-term investment returns	2,950			2,573

In 2013, alongside growing the scale of our life operating profit, we have continued to focus on improving its quality by maintaining our bias in favour of less market-sensitive sources of income such as insurance margin and fee income, ahead of spread income. Our emphasis on risk products such as health and protection, together with the acquisition of REALIC, a closed book of traditional US life business, has driven 32 per cent growth in our insurance margin, increasing the proportion of earnings that is least sensitive to economic conditions. In addition, fee income is up 29 per cent, reflecting both a modest improvement in annual management charges and a 23 per cent increase in the average account balances that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has increased modestly by 1 per cent, reflecting subdued customer preference for this type of business in the current low-interest rate environment. The fact that a higher proportion of our overall income now comprises insurance margin and fee income represents a healthy evolution in both the quality and the balance of our earnings.

The costs we have incurred in writing new business and maintaining the in-force life businesses have also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

Our Asia life insurance business continues to benefit from the growth of the in-force portfolio and our focus on building the proportion of our business that comprises health and protection, with IFRS operating profit1 of £1,001 million (2012: £906 million), up 10 per cent. Adjusting for the 2012 one-off gain on the sale of our holding in China Life Insurance Company in Taiwan and currency movements, underlying growth was 20 per cent. The principal driver of our profitability in the region is our health and protection business, which delivered 68 per cent or £679 million (2012: £589 million) of total life profits. Indonesia IFRS operating profit, our largest market on this measure, was up by 23 per cent at constant exchange rates, reflecting increased insurance and fee income from the high level of regular premium health and protection and unit-linked sales in recent years. Our other large established markets of Hong Kong, Malaysia and Singapore also showed collective double-digit growth in IFRS operating profit, driven by higher insurance margin and, in the case of Hong Kong, higher bonus rates on with-profits business. There was encouraging progress in our smaller, fast-growing South-east Asia businesses in Thailand, the Philippines and Vietnam. Their combined IFRS operating profit of £125 million has increased by 166 per cent during 2013, and now accounts for 12 per cent of the Asia life total compared to 5 per cent in 2012. In Thailand, the inclusion of profits since May 2013 from the acquired Thanachart in-force portfolio together with profits on new business written through our exclusive partnership with Thanachart Bank contributed IFRS operating profit of £30 million.

In the US, long-term business IFRS operating profit was up 29 per cent in 2013 to £1,243 million (2012: £964 million), which includes a contribution of £128 million from REALIC (2012: £67 million). Jackson’s total income increased by 24 per cent to £2,514 million (2012: £2,031 million), outpacing the 19 per cent growth in total expenses net of deferred acquisition cost adjustments totalling £1,271 million (2012: £1,067 million). Fee income has become Jackson’s main source of earnings and has grown by 34 per cent to £1,172 million (2012: £875 million). The uplift in fee income is in line with the 33 per cent growth in separate account assets in the period to £65.7 billion (2012: £49.3 billion), reflecting the benefit of variable annuity premium inflows and the rise in US equity markets since December 2012. Insurance margin at £588 million (2012: £399 million) is now a more significant contributor to Jackson’s earnings following the acquisition of REALIC’s seasoned book of term insurance business. Spread income has increased 4 per cent to £730 million (2012: £702 million). We continue to focus on improving the balance of Jackson’s profits and diversifying its sources of earnings and we are pleased that the earnings from REALIC have been consistent with expectations at the time of the acquisition.

UK long-term business IFRS operating profit was in line with 2012 at £706 million (2012: £703 million). The comparative result included a £31 million profit from writing wholesale contracts, compared with £25 million for 2013. Excluding these contracts, UK retail IFRS operating profit increased 1 per cent, and included the £27 million positive impact of a longevity swap entered into this year to further optimise the capital position of the business. Consistent with our focused product strategy in the UK, the operating result is driven by profits from shareholder-backed individual annuities and with-profits business, which accounted for 92 per cent of the retail IFRS operating profit.

Asset management net inflows and external funds under management6

	Net in-flows			External funds under management
	2013 £m	2012 £m	Change %	2013 £m	2012 £m	Change %
M&G
Retail	7,342	7,842	(6)	67,202	54,879	22
Institutional	2,148	9,039	(76)	58,787	56,989	3
M&G	9,490	16,881	(44)	125,989	111,868	13
Eastspring7	1,575	1,626	(3)	17,927	17,630	2
Total asset management	11,065	18,507	(40)	143,916	129,498	11

Total asset management (inc. MMF)	11,587	18,281	(37)	148,212	133,502	11

Our asset management businesses also had a successful year, collectively contributing 20 per cent higher operating profit at £574 million (2012: £479 million). Similar to the life operations, growth in our asset management overall operating profit also reflects the increased scale of this business. We measure growth by reference to funds under management, representing the sum of net monies received from external institutional and retail customers, monies managed on behalf of our life operations together with accumulated investment returns. External retail and institutional funds under management, which drive the majority of our profits, increased by 11 per cent during the year to £148.2 billion (£133.5 billion). The increase is driven by net new money inflows of £11.6 billion, reflecting the attractiveness of our broad fund offering measured by reference to the investment performance delivered for our customers. This is only the fourth time in our history that we have exceeded £10 billion net inflows in a year (the previous three being in 2009, 2010 and 2012) and our success is evident in the fact that we achieved positive external net flows for 11 years in a row. 2012 net flows of £18.5 billion included a single low-margin mandate into M&G of £7.6 billion. Excluding this amount, net flows in 2013 of £11.1 billion were marginally higher than £10.9 billion in 2012.

M&G’s IFRS operating profit increased 23 per cent to a new record level of £395 million (2012: £320 million). Underlying profits, excluding performance-related payments and earnings from associates, increased 20 per cent to £358 million (2012: £298 million), reflecting both a 13 per cent uplift in external funds under management following a period of strong net inflows and positive market movements, and also the positive mix effect from the growing proportion of higher-margin retail business. M&G’s average fee income across all the external and internal funds it manages was up slightly at 37 basis points (2012: 36 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment, maintaining a cost-income ratio at 59 per cent (2012: 59 per cent).

Our Asia asset management business, Eastspring Investments, has also seen the combination of net inflows and more favourable equity market conditions, partially offset by adverse currency movement, contribute to a 7 per cent increase in IFRS operating profit1 to £74 million (2012: £69 million). Higher funds under management resulted in a 10 per cent uplift in revenue, outstripping a 5 per cent increase in expenses, which included ongoing investment to expand the Eastspring Investments platform into new markets.

In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profits of £59 million (2012: £39 million). Curian’s profit increased from £15 million in 2012 to £29 million in 2013 due to higher average assets under management, particularly reflecting the addition of assets managed for Jackson’s Elite Access product.

IFRS short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In 2013 for our insurance operations these total negative £1,083 million, comprising negative £204 million for Asia, negative £625 million in the US and negative £254 million in the UK.

In Asia, the negative short-term fluctuations of £204 million primarily reflect net unrealised movements on bond holdings following rises in bond yields across the region during the year. Negative short-term fluctuations of £625 million in the US mainly represent the net unrealised value movement on derivatives held to manage the Group’s exposure to market movements following rises in equity values. Jackson hedges the guarantees offered under its variable annuity proposition on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. The negative fluctuations of £254 million in the UK include net unrealised movements on fixed-income assets supporting the capital of the shareholder-backed annuity business.

Free surplus generation
Our ongoing focus on disciplined capital allocation to new business opportunities that offer the most attractive mix of returns and short payback periods means we have continued to produce significant amounts of capital, which we measure by reference to free surplus generated. Free surplus generation is a financial metric we use to measure the internal cash generation of our business operations. For the insurance operations it represents amounts maturing from the in-force business during the period, net of amounts reinvested in writing new business, and for asset management it equates to post-tax IFRS profit for the year.

Free surplus generation
	2013 £m	2012 £m

Free surplus generation:8,9
Asia	883	827
US	1,168	1,054
UK	702	532
M&G (incl. Prudential Capital)	346	285
Underlying free surplus generated from in-force life business and asset management	3,099	2,698
Investment in new business	(637)	(618)
Underlying free surplus generated	2,462	2,080
Market related movements, timing differences and other movements	(807)	(612)
Net cash remitted by business units	(1,341)	(1,200)
Total movement in free surplus	314	268
Free surplus at 1 January	3,689	3,421
Free surplus at end of year	4,003	3,689

Holding company cash10
Net cash remitted by business units:
Asia	400	341
US	294	249
UK	355	313
M&G	235	206
Prudential Capital	57	91
Net cash remitted by business units	1,341	1,200
Net central outflows	(315)	(289)
	1,026	911
Corporate activities / other (including foreign exchange)	605	(76)
Dividend paid	(781)	(655)
Net movement in holding company cash	850	180
Holding company cash at 1 January	1,380	1,200
Holding company cash at end of year	2,230	1,380

In 2013, our life in-force and asset management businesses generated £3,099 million of underlying free surplus before reinvestment in new business. This is 15 per cent higher than the £2,698 million generated in 2012, with higher contributions from all four of our business operations. For our life insurance businesses, the growth in underlying free surplus generated reflects the increased scale of our in-force portfolio, which is a clear indication of our continued success in capturing profitable new business flows in those markets where growth opportunities are most attractive, and highlights the benefits of targeting low-strain, high-return business with a fast payback profile.

We reinvested £637 million of the free surplus generated in the period into writing new business (2012: £618 million) equivalent to a re-investment rate of 21 per cent, which is in line with recent periods. The amount of free surplus we reinvested in Asia increased 6 per cent to £310 million (2012: £292 million), while new business profit increased 15 per cent. This reflects improvements in mix and pricing actions taken as a result of our strategic focus on more capital-efficient products and the impact of higher interest rates in the period. In the US, new business investment increased to £298 million (2012: £281 million), primarily due to higher volumes of new business and the increase in capital requirements from 235 per cent of the US Risk Based Capital Company Action Level to 250 per cent (see section ‘Regulatory capital (IGD)’ of Risk and capital management report). Reinvestment levels in the UK remained low at £29 million (2012: £45 million), principally reflecting changes to business mix, with a higher proportion of with-profits APE sales.

Of the remaining free surplus generated after reinvestment in new business, totalling £2,462 million (2012: £2,080 million), £1,341 million was remitted from the business units to Group. This cash was used to meet central costs of £315 million (2012: £289 million) and dividend payments of £781 million (2012: £655 million). The total free surplus stock deployed across our life and asset management operations at the end of 2013 was £4,003 million. We retain capital in the businesses both to finance future growth and to enable them to withstand the effect of adverse investment market shocks. As the business grows in size, so does the level of capital needed to meet these objectives, leading to an increase in the absolute value of free surplus held at 31 December 2013 compared to the £3,689 million held at 31 December 2012.

Cash remitted to the Group in 2013 increased by 12 per cent to £1,341 million (2012: £1,200 million), with well balanced contributions from across the Group. Asia’s remittances increased 17 per cent to £400 million (2012: £341 million), demonstrating the highly cash-generative nature of recent volume growth, driven by the focus on health and protection products. The 2013 remittance of £294 million from the US represents an increase of 18 per cent on 2012, reflecting both growth in the size of the in-force portfolio and an additional contribution from REALIC following its acquisition in 2012. The UK insurance operations have continued to make sizeable remittances at £355 million (2012: £313 million), supported by shareholder transfers from the with-profits fund. M&G net remittances increased 14 per cent to £235 million (2012: £206 million), reflecting its relatively capital-light business model that facilitates high dividend payouts to Group.

By 31 December 2013 cumulative net remittances of £4.6 billion have been delivered by business operations since the beginning of 2010, exceeding the cumulative 2010 to 2013 net remittance objective of £3.8 billion. These remittances have been supported by strong underlying free surplus generated across all four business operations, totalling in excess of £8.2 billion over the same period since the start of 2010.

Net central outflows increased to £315 million in 2013 (2012: £289 million), with higher corporate costs and higher net interest payments offset by lower Solvency II costs and higher tax receipts.

After central costs, there was a net cash inflow before dividend of £1,026 million in 2013, compared to £911 million in 2012. Dividend payments in 2013 were £781 million, up 19 per cent from £655 million in 2012 following the decision to rebase the full year dividend upwards by 4 pence in 2012.

Outside of the normal recurring central cash flow items, the holding company generated £605 million in cash (2012: net payments of £76 million). This £605 million included the proceeds from the issue of US$700 million and £700 million (total £1,124 million) of hybrid debts in 2013. Offsetting these were payments of £397 million for the acquisition of Thanachart Life and we paid £31 million to capitalise the two new legal entities in Hong Kong in anticipation of the domestication of the Hong Kong branch business. In addition, the holding company incurred £83 million of other cash payments in 2013, including payments in respect of amounts due to the UK tax authorities following the settlement reached in 2010 on historic tax issues and amounts totalling £30 million paid to the Financial Services Authority over issues related to the terminated AIA transaction.

EEV Profits
	Actual Exchange Rate			Constant Exchange Rate
	2013 £m	2012 £m1	Change %	2012 £m1	Change %
Operating profit
Long-term business:
Asia	2,385	1,951	22	1,891	26
US	2,221	1,610	38	1,630	36
UK	1,033	866	19	866	19
Long-term business operating profit	5,639	4,427	27	4,387	29
UK general insurance commission	29	33	(12)	33	(12)
Asset management business:
M&G (including Prudential Capital)	441	371	19	371	19
Eastspring Investments	74	69	7	68	9
US	59	39	51	39	51
Other income and expenditure11	(662)	(626)	(6)	(626)	(6)
Total operating profit based on longer-term investment returns	5,580	4,313	29	4,272	31
Short-term fluctuations in investment returns:
Insurance operations	(792)	423
Other operations	(27)	87
	(819)	510
Effect of changes in economic assumptions	821	(2)
Other non-operating items11	82	136
Profit before tax attributable to shareholders	5,664	4,957
Tax charge attributable to shareholders’ profit	(1,306)	(1,188)
Profit attributable to shareholders	4,358	3,769

Earnings per share
			% Change
	2013 pence	2012 pence1	Actual Exchange Rate	Constant Exchange Rate
Basic earnings per share based on operating profit after tax	165.0	124.9	32	33
Basic earnings per share based on total profit after tax	171.0	148.3	15	17

EEV Operating Profit
On an EEV basis, Group operating profit1 based on longer-term investment returns was £5,580 million in 2013, 29 per cent higher than the £4,313 million earned in 2012. This represents a 19 per cent (2012: 16 per cent) return on opening EEV shareholders’ funds. The improvement reflects higher profits on life business, which generated new business profit of £2,843 million (up 16 per cent) and £2,796 million (up 42 per cent) from our growing in-force portfolio, and higher contributions from our asset management businesses.

In Asia, EEV life operating profit was up 22 per cent to £2,385 million (2012: £1,951 million), with in-force profits up 35 per cent to £925 million (2012: £685 million), benefiting from increased scale and the recent rise in interest rates in some of our key territories. The contribution from operating experience and assumption changes was £81 million (2012: £97 million), driven by favourable persistency and claims experience in Hong Kong and Indonesia. Asia new business profit was 19 per cent higher at constant exchange rate, at £1,460 million, reflecting volume growth from the continued build-out of our agency and bancassurance distribution, with both channels growing their respective contribution to new business profit by over 20 per cent at constant currency, and management actions to improve product mix, geographic mix and pricing. Our seven ‘sweet spot’ ASEAN15 markets, including Hong Kong, continue to drive the growth in this metric, increasing their contribution to new business profit by 21 per cent, underpinned by a 17 per cent rise from health and protection in these markets, both on constant exchange rate. The impact of weakening Asian currencies relative to UK sterling, primarily the Indonesian rupiah, reduced the Asia overall reported growth rate to 15 per cent. We are particularly encouraged by the progress of some of our smaller businesses such as the Philippines (new business profit up 31 per cent), Thailand (up 90 per cent), Vietnam (up 19 per cent) and China (up 42 per cent), as well as further growth in our larger markets of Hong Kong (up 69 per cent, benefiting from higher interest rates as well as pricing actions) and Indonesia (up 11 per cent at constant currency, 1 per cent on actual exchange rate). The mechanics of our new business profit reporting are such that the rise in long-term interest rates has benefited Hong Kong’s new business profitability given the high proportion of with-profit products in the sales mix, and has depressed Indonesia’s profitability given the predominance of health and protection. When assessing the economics of all our new business using internal rates of return and payback periods, the returns achieved across all of Asia’s product and geographical locations remain attractive.

Jackson’s EEV operating profit increased by 38 per cent to £2,221 million (2012: £1,610 million) due to higher profits from our existing book as we continue to manage the business for value, and growth in new business profits. 2013 experience and operating assumption changes contributed positive £527 million towards in-force profits compared to £325 million in 2012. Within these amounts, swap transactions undertaken from 2010 to more closely match the overall asset and liability duration contributed enhanced profits with an overall spread gain of £274 million (2012: £205 million). Improved persistency contributed £134 million (2012: £66 million) to the life in-force total. US new business profit improved significantly, up 24 per cent to £1,086 million (2012: £873 million), reflecting the benefit of Jackson’s product and pricing actions, the contribution from sales of Elite Access and the favourable impact of the 130 basis points rise in 10-year Treasury yields since the end of 2012, the latter accounting for around two thirds of the overall increase. These effects more than offset the impact of Jackson’s deliberate steps to slow sales of variable annuities with guarantees, which declined 7 per cent in 2013.

In the UK, EEV life operating earnings increased by 19 per cent to £1,033 million (2012: £866 million), reflecting both higher in-force and new business profits. Life in-force profit increased to £736 million (2012: £553 million), reflecting improved returns on the opening embedded value (up £65 million to £547 million), and the non-recurrence of £52 million net charged to the annuity business in 2012 following strengthened mortality assumptions.  It also includes a contribution of £122 million relating to the benefit arising from the reductions announced in UK tax rates from 23 to 20 per cent, compared with £87 million from the 2 per cent tax rate reduction in 2012. In the UK, new business profit was 5 per cent lower at £297 million (2012: £313 million), partly reflecting a lower level of wholesale business in 2013. In UK retail, new business profit was down slightly at £267 million (2012: £274 million), on 12 per cent lower sales volumes following the market disruption caused by the application of the recommendations of the Retail Distribution Review, offset in part by the positive effects of business mix and pricing activity.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all of our business operations and the average surplus undiscounted payback period for business written in 2013 was three years for Asia, two years for the US and two years for the UK.

EEV non-operating profit
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effects of changes from economic assumptions. These items are captured in non-operating profit which benefitted the 2013 results by a net £84 million  (2012: £644 million).

EEV short-term fluctuations
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £792 million comprise negative £405 million for Asia, negative £422 million for our US operations and positive £35 million in the UK.

In Asia, negative short-term fluctuations of £405 million principally reflect unrealised movements on bond holdings in the year. In the US, the favourable impact of market movements on the expected level of future fee income from the variable annuity separate accounts is more than offset by the net value movements on derivatives held to manage the Group’s equity and interest rates exposure, to give overall negative fluctuations of £422 million in 2013.

Effect of changes in economic assumptions
Improved long-term yields compared to last year have a beneficial impact on the future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they give rise to a profit of £821 million in 2013 (2012: negative £2 million), more than offsetting the effects of short-term fluctuations above.

Capital position, financing and liquidity
Capital position
We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 31 December 2013 our IGD surplus is estimated at £5.1 billion before deducting the 2013 final dividend, equivalent to available capital covering our capital requirement 2.8 times. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Jackson’s Risk-Based Capital ratio at the end of 2013 was 450 per cent, having earlier in the year remitted £294 million to Group while supporting its balance sheet growth and maintaining adequate capital.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. During 2013, Prudential completed the long-running project for approval to domesticate the Hong Kong branch business of the PAC with-profits fund, which has an effective date of 1 January 2014. The value of the estate of our UK with-profits fund as at 31 December 2013 is estimated at £8.0 billion prior to the effect of this transfer (2012: £7.0 billion). The value of the shareholders’ interest in future transfers from the UK with-profits fund is estimated at £2.7 billion (31 December 2012: £2.1 billion). Despite the continued volatility in financial markets, Prudential UK’s with-profits fund performed well, achieving a 10 per cent pre-tax investment return for policyholder asset shares during 2013.

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 31 December 2013 we have maintained sizeable credit default reserves at £1.9 billion (31 December 2012: £2.1 billion), representing 47 per cent of the portfolio spread over swaps, compared with 40 per cent at 31 December 2012.

In 2013, Prudential plc was designated by the Financial Stability Board as a global systemically important insurer (G-SII). At the same time, the International Association of Insurance Supervisors (IAIS) announced details of its assessment methodology and proposed policy measures for G-SIIs, covering enhanced supervision, effective resolution and higher loss absorption capacity. We continue to monitor these developments.

With greater visibility on the potential outcome of Solvency II, we have for the first time published our economic capital position based on our Solvency II internal model. This result is based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and the internal model on which these calculations are based has not yet been reviewed or approved by the Prudential Regulation Authority. Other key elements of the basis which are likely to be updated in future as Solvency II regulations become clearer relate to the liability discount rate for UK annuities, the impact of transitional arrangements and the credit risk adjustment to the risk-free rate. Therefore, the results represent an estimate of our Solvency II capital position, assessed against a draft set of rules, with a number of key working assumptions, and the eventual Solvency II capital position will change as we iterate both the methodology and the internal model to reflect final rules and regulatory feedback.

On this basis, our economic capital12 surplus is £11.3 billion (2012: £8.8 billion), which is equivalent to an economic solvency ratio of 257 per cent (2012: ratio of 215 per cent). The economic solvency position is shown to be robust to a range of market sensitivities.

Financing and liquidity

Shareholders’ net core structural borrowings and ratings	2013 £m			2012 £m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders’ borrowings in holding company	4,211	392	4,603	3,126	536	3,662
Prudential Capital	275	-	275	275	-	275
Jackson surplus notes	150	38	188	153	43	196
Total	4,636	430	5,066	3,554	579	4,133
Less: Holding company cash and short-term investments	(2,230)	-	(2,230)	(1,380)	-	(1,380)
Net core structural borrowings of shareholder-financed operations	2,406	430	2,836	2,174	579	2,753

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £2.2 billion at 31 December 2013, up from £1.4 billion at 31 December 2012, and we retain a further £2.1 billion of untapped committed liquidity facilities.

The Group’s core structural borrowings at 31 December 2013 totalled £4,636 million (2012: £3,554 million) on an IFRS basis and comprised £4,211 million (2012: £3,126 million) of debt held by the holding company and £425 million (2012: £428 million) of debt held by the Group’s subsidiaries, Prudential Capital and Jackson.

The increase in the holding company debt of £1,085 million primarily arises from the two debt issues that took place in 2013, raising £1,124 million of cash for the Group. In January 2013 Prudential issued a US$700 million (£429 million net of costs) 5.25 per cent perpetual Innovative Tier 1 hybrid under this programme, primarily to Asian retail Investors, and in December 2013 issued a £700 million (£695 million net of costs) 5.7 per cent lower Tier 2 subordinated bonds.

Both these debt issuances were raised under our £5 billion medium-term note programme, which covers both core borrowings as included in the table above, and non-core borrowings, which tend to be shorter in nature. Under this programme at 31 December 2013 the outstanding subordinated debt was £1,535 million, US$2,000 million and €20 million.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group has access to liquidity via the debt capital markets and has in place an unlimited global commercial paper programme. As at 31 December 2013, we had issued commercial paper under this programme totaling £175 million, US$1,948 million, €335 million and AU$8 million.

Prudential’s holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2015 and 2018. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2013. The medium-term note programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential’s holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group’s core debt within a target level consistent with its current debt ratings. At 31 December 2013, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders’ funds plus net debt) was 20 per cent, compared to 17 per cent at 31 December 2012. Prudential plc has strong debt ratings from Standard & Poor’s, Moody’s and Fitch. Prudential’s long-term senior debt is rated A+, A2 and A from Standard & Poor’s, Moody’s and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook.

The financial strength of PAC is rated AA by Standard & Poor’s, Aa2 by Moody’s and AA by Fitch.

Jackson National Life Insurance Company’s financial strength is rated AA by Standard & Poor’s, A1 by Moody’s and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.’s  (Prudential Singapore) financial strength is rated AA by Standard & Poor’s.

Shareholders' Funds
	IFRS		EEV
	2013 £m	20121£m	2013 £m	20121£m
Operating profit based on longer-term investment returns	2,954	2,520	5,580	4,313
Items excluded from operating profit	(1,319)	227	84	644
Total profit before tax	1,635	2,747	5,664	4,957
Tax and non-controlling interests	(289)	(584)	(1,306)	(1,188)
Profit for the year	1,346	2,163	4,358	3,769
Exchange movements, net of related tax	(255)	(216)	(1,077)	(469)
Unrealised gains and losses on Jackson securities classified as available for sale13	(1,034)	387	-	-
Dividends	(781)	(655)	(781)	(655)
Other	15	116	(87)	161
Net (decrease) increase in shareholders’ funds	(709)	1,795	2,413	2,806
Shareholders’ funds at beginning of the period	10,359	8,564	22,443	19,637
Shareholders’ funds at end of the year	9,650	10,359	24,856	22,443
Return on Shareholders' funds14	23%	23%	19%	16%

During 2013 most equity markets recorded strong positive movements, although volatility increased through the period on speculation about the timing of the slowdown in the US Federal Reserve’s quantitative easing programme. This also led to a sharp rise in US yields to 3.1 per cent at 31 December 2013, compared to 1.8 per cent at the end of 2012, with yields in many other global markets following higher. Higher yields generate adverse value movements on our holdings of fixed-income securities, which have given rise to negative short-term investment variances in some of our operations. However, these higher yields are also expected to generate higher investment returns going forward, whose estimated positive future value is also included within the non-operating results on the EEV basis of reporting and offsets the effect of the negative short-term investment variances.

In addition, fears of a broad economic slowdown returned during the year, particularly in emerging markets, as a consequence of the anticipated end to US quantitative easing. As a result, several developing countries have experienced marked currency depreciation against the major global currencies. While Prudential is well diversified by currency, this effect, combined with the appreciation of UK sterling in 2013 on better economic data, has a translational impact on conversion of local balance sheets to UK sterling.

Taking these non-operating movements into account, the Group’s EEV shareholders’ funds have increased by 11 per cent during 2013 to £24.9 billion (31 December 2012: £22.4 billion). On a per share basis EEV at 31 December 2013 stood at 971 pence, up from 878 pence at 31 December 2012.

Under IFRS, the effect of potential higher future returns will only be recognised as they are earned, meaning there is no offset available against short-term investment variances in the current period. IFRS shareholders’ funds at 31 December 2013 of £9.7 billion were, therefore, 7 per cent lower than at the previous year end (31 December 2012: £10.4 billion).

Corporate transactions
Agreement to sell Japan life business
On 16 July 2013 the Group reached an agreement to sell its closed book life insurance business in Japan, PCA Life Insurance Company Limited, to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate). The transaction is subject to regulatory approval and is expected to complete in the second quarter of 2014. Consistent with the classification of the business as held for sale, the IFRS and EEV carrying values have been set to £48 million, representing the estimated proceeds, net of related expenses of £3 million. The IFRS loss of £102 million (2012: profit of £17 million) and EEV loss of £35 million (2012: profit of £21 million) comprises the 2013 reduction on re-measuring the carrying value of the business and its trading results.

Acquisition of Thanachart Life
On 3 May 2013, the agreement we entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of Thanachart Life Assurance Company Limited (Thanachart Life), a wholly owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential’s strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group’s multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013, with a further payment of THB 0.946 billion (£20 million) in July 2013 for adjustments to reflect net asset value as at the completion date. In addition, a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The THB 18.981 billion (£412 million), includes the amounts attributable to the acquisition of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank. No goodwill arose on this acquisition.

Domestication of Hong Kong branch
On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong-incorporated Prudential companies, one providing life insurance and the other providing general insurance – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority’s pillar 1 peak 2 basis, approximately £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers’ share (including policyholder asset share liabilities, and £1.2 billion of inherited estate) and £0.1 billion of shareholders’ funds (for the excess assets of the transferred non-participating business) have been transferred.

Dividend
The Board proposes to rebase the full year dividend upwards by 4.38 pence, due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 ‘Growth and Cash’ Objectives. The directors recommend a final dividend of 23.84 pence per share (2012: 20.79 pence), which brings the total dividend for the year to 33.57 pence, representing an increase of 15 per cent over 2012.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group’s exceptionally strong performance in the past five years, that has enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that although the Board has been able to recommend three upward rebases in the last four years, the Group’s dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group’s financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

1
For IFRS reporting purposes, the Group adopted new and amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders’ interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies, as discussed in note A2 of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life insurance business. Profit before tax continues to include these results. 2012 comparatives have been retrospectively adjusted on a comparable basis.

2	Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
3	For basis of preparation see note 1(a) of Additional IFRS unaudited financial information.
4	Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
5	Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
6	Includes Group’s proportionate share in PPM South Africa and the Asian asset management joint ventures.
7
Net inflows exclude Asia Money Market Fund (MMF) inflows of £522 million (2012: net outflows £226 million). External funds under management exclude Asia MMF balances of £4,296 million (2012: £4,004 million).

8
Free surplus generation represents ‘underlying free surplus’ based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders’ other income and expenditure and centrally arising restructuring and Solvency II  implementation costs.

9
Following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis.

10	The detailed Holding Company Cash flow is disclosed in note I(d) of Additional unaudited IFRS financial information.
11
Refer to the EEV basis supplementary information – Operating profit based on longer-term investment returns and summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.

12
The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

13	Net of related charges to deferred acquisition costs and tax.
14
Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds. For IFRS reporting purposes, the Group adopted amended accounting standards in 2013. Accordingly, the IFRS elements and EEV basis shareholders' interest for the comparative results have been adjusted for the retrospective application of this adoption of IFRS accounting policies for the purpose of the calculation above as discussed in note A2 of the IFRS financial statements and in note 1 of EEV basis results. In addition, following its reclassification as held for sale during 2013, operating results exclude the results of the Japan Life insurance business. 2012 comparatives have been retrospectively adjusted on a comparable basis. For the purpose of the calculation above Japan has been removed from opening shareholders' funds.

15            Association of South-east Asian Nations.

Group Chief Risk Officer’s report on the risks facing our business and our capital strength

As a provider of financial services the management of risk lies at the heart of our business and effective risk management capabilities represent a key source of competitive advantage for the Group. We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Group Risk Framework

Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential’s compliance with statutory and regulatory requirements are defined.

Risk governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of ‘three lines of defence’ comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group’s significant risks, and with the Group Chief Executive and the chief executives of each of the Group’s business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group-Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group’s embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group’s management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group’s staff, physical assets and intellectual property.

Risk appetite and limits

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a.	the volatility of earnings is consistent with the expectations of stakeholders;
b.	the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
c.	earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a.	the Group meets its internal economic capital requirements;
b.	the Group achieves its desired target rating to meet its business objectives; and
c.	supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

We also define risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group’s business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group’s business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group’s business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business’s overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group’s capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group’s aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

We work to promote a responsible risk culture in three main ways:

a.	by the leadership and behaviours demonstrated by management;
b.	by building skills and capabilities to support management; and
c.	by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

An annual ‘top-down’ identification of our top risks assesses the risks that have the greatest potential to impact the Group’s operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks
Market risk

(i)	Investment risk
In Prudential UK investment risk arises from the assets in the with-profits fund. This risk impacts the shareholders’ interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The fund’s large inherited estate – estimated at £8.0 billion as at 31 December 2013 (31 December 2012: £7.0 billion) – can absorb market fluctuations and protect the fund’s solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the ‘spread business’, including fixed annuities, these assets are generally bonds. For variable annuities business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders’ exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost it incurs to hedge or reinsure its risks and to achieve an acceptable return.

The Jackson IFRS shareholders’ equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential’s Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be less significant under IFRS reporting.

(ii)	Interest rate risk
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders’ savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cash flows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cash flows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii)	Foreign exchange risk
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio
Our UK business is primarily exposed to credit risk in the shareholder backed portfolio, where fixed income assets represent 33 per cent or £26.8 billion of our exposure. Credit risk arising from £48.0 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities. Our UK business is exposed to a lesser extent to £7.2 billion of fixed income assets in our unit-linked business.

The debt portfolio at our Asia business totalled £18.6 billion at 31 December 2013. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholders’ risk. The remaining 34 per cent is shareholder exposure and is invested predominantly (71 per cent) in investment grade bonds.

Credit risk arises in the general account of our US business, where £30.3 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.3 billion of commercial mortgage-backed securities and £1.8 billion of residential mortgage-backed securities, of which £0.9 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder owned debt and loan portfolio of the Group’s asset management operations of £2.0 billion as at 31 December 2013 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure
Sovereign debt1 represented 15 per cent or £10 billion of the debt portfolio backing shareholder business at 31 December 2013 (31 December 2012: 15 per cent or £10.2 billion). 44 per cent of this was rated AAA and 92 per cent investment grade (31 December 2012: 38 per cent AAA, 92 per cent investment grade). At 31 December 2013, the Group’s total holding in continental Europe shareholder sovereign debt1 was £531 million. 78 per cent of this was AAA rated (31 December 2012: 79 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £54 million (31 December 2012: £52 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 31 December 2013 are given in Note C3.3(b) of the Group’s IFRS financial statements.

(iii) Counterparty credit risk
We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asian transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using data from our substantial annuity portfolio. The assumptions that we make about future expected levels of mortality are particularly relevant in our UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship – either assumed or historically observed – between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2015 and 2018. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not experienced a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

Global regulatory risk is considered a key risk and is classified as a business environment risk under the Group Risk framework risk categorisation.

The European Union (EU) is developing a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, once adopted, will amend certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars – minimum capital requirements, supervisory review of firms’ assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal economic capital models if approved by the Prudential Regulation Authority.

In November 2013, representatives from the European Parliament, the European Commission and the Council of the European Union reached an agreement on the Omnibus II Directive, which is currently expected to be adopted in early 2014. As a result, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority are continuing to develop the detailed rules that will complement the high-level principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, are expected to be subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the 'pre-application' stage of the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority’s 'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear. However, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of our competitors. The designation as a G-SII is likely to lead to additional policy measures being applied to the designated group. Based on a policy framework released by the IAIS concurrently with the initial list, these additional policy measures will include enhanced group- wide supervision. This enhanced supervision is intended to commence immediately and will include the development by July 2014 of a Systemic Risk Management Plan under supervisory oversight and implementation thereafter and by the end of 2014, a group Recovery and Resolution Plan and Liquidity Risk Management Plan. The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement, designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption requirement for conducting non-traditional insurance and non-insurance activities. The IAIS released a consultation paper on the Basic Capital Requirement in December 2013 and we will participate in the field testing of the proposals (expected in the first half of 2014). We are monitoring the development of, and the potential impact of, the framework of policy measures and engaging with the Prudential Regulation Authority on the implications of this designation. The IAIS currently expects to finalise the Basic Capital Requirement and Higher Loss Absorption proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the Basic Capital Requirement expected to be introduced between 2015 and 2019. The Higher Loss Absorption requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to develop common principles for supervision and so may increase the focus of regulators in some jurisdictions. It is also currently expected that some prescriptive requirements, including group capital requirements will be included in the framework. A revised draft ComFrame proposal was released for consultation in October 2013. The IAIS will undertake a field testing exercise from 2014-2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

Our disclosures covering risk factors can be found at the end of this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management
Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group’s regulated subsidiaries less the Group’s borrowings. No diversification benefit is recognised.

Our capital position remains strong. We have continued to place emphasis on maintaining the Group’s financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our IGD capital surplus is £5.1 billion at 31 December 2013 (before taking into account the 2013 final dividend), with available capital covering our capital requirements 2.8 times. This compares to a capital surplus of £5.1 billion at the end of 2012 (before taking into account the 2012 final dividend), albeit this was calculated on a different basis.

The movements in 2013 mainly comprise:
•	Net capital generation (net of market movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £2.1 billion; and
•	Subordinated-debt issuance of £1.1 billion.

Offset by:
•	The impact of the Thanachart acquisition cost, net of IGD contribution, £0.3 billion;
•	Reduction in respect of Jackson IGD of £1.2 billion, as described below;
•	Reduction in the shareholders’ interest in future transfers from the UK’s with-profits fund asset allowance (as discussed below) of £0.2 billion;
•	Final 2012 dividend of £0.5 billion and interim 2013 dividend of £0.3 billion;
•	External financing costs and other central costs, net of tax, of £0.6 billion; and
•	Negative impact arising from foreign exchange movements of £0.1 billion.

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus evolves over time into a more meaningful risk sensitive measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk based. Solvency II aims to provide such a framework and is expected to be implemented on 1 January 2016. The structure of the Group and the approach we have taken to managing our risks, with a sizeable credit reserve in the UK annuity book, a strong inherited estate in UK with profits and the relatively low risk nature of our asset management and Asian operations, together with a high level of IGD surplus means we have positioned ourselves well for future regulatory developments and stresses to our business. Our economic capital surplus based on outputs from our Solvency II internal model, is shown below.

In March 2013, we agreed with the PRA to amend the calculation of the contribution Jackson makes to the Group’s IGD2 surplus. Until then, the contribution of Jackson to the reported IGD was based on an intervention level set at 75 per cent of US Risk Based Capital Company Action Level. Post this change, the contribution of Jackson to IGD surplus now equals the surplus in excess of 250 per cent of Company Action Level. This is more in line with the level at which we have historically reported free surplus, which had been set at 235 per cent of Company Action Level, and which has been raised to 250 per cent in the first half of 2013 to align with IGD. In the absence of an agreed Solvency II approach, we believe that this change makes the IGD surplus a more meaningful measure and one that is more closely aligned with economic reality. The revised IGD surplus calculation has no impact on the way that the US business is managed or regulated locally. The impact of this change when it was introduced in March 2013, was a reduction in IGD surplus of £1.2 billion.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group’s IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders’ interest in future transfers from the UK’s with-profits business and this remained in place, contributing £0.4 billion to the IGD at 31 December 2012. We are phasing this out in two equal steps, reducing the credit taken to £0.2 billion from January 2013 and we expect to take zero credit from January 2014.

In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 31 December 2013 was £1.9 billion. This credit risk allowance represents 47 per cent of the bond portfolio spread over swap rates, compared to 40 per cent as at 31 December 2012.

Stress testing

As at 31 December 2013, stress testing of our IGD capital position to various events has the following results:
•	An instantaneous 20 per cent fall in equity markets from 31 December 2013 levels would reduce the IGD surplus by £50 million;
•	A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £250 million;
•	A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £50 million; and
•	Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

We believe that the results of these stress tests, together with our strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Economic capital position
Following provisional agreement on the Solvency II Omnibus II Directive on 13 November 2013, Solvency II is now expected to come into force on 1 January 2016. Therefore our economic capital results are based on outputs from our Solvency II internal model. Although the Solvency II and Omnibus II Directives, together with draft Level 2 ‘Delegated Acts’, provide a viable framework for the calculation of Solvency II results, there remain material areas of uncertainty and in many areas the Group’s methodology and assumptions are subject to review and approval by the Prudential Regulation Authority , the Group’s lead regulator. We do not expect to submit our Solvency II internal model to Prudential Regulation Authority for approval until 2015 and therefore the economic capital position disclosed below should not be interpreted as output from an approved internal model.

At 31 December 2013 the Group has an economic capital3 surplus of £11.3 billion (2012: £8.8 billion) and an economic solvency ratio of 257 per cent (2012:215 per cent) before taking into account the 2013 final dividend.

Between full year 2012 and full year 2013, the Group economic capital surplus increased by £2.5 billion from £8.8 billion to £11.3 billion. The total movement over the year was equivalent to a 42 percentage point increase in the Group economic solvency ratio, driven by:
•	Model changes of £0.1 billion: a positive impact to Group surplus arising from a number of modelling enhancements and refinements;
•
Operating experience of £2.1 billion: generated by in-force business, new business written in 2013, the beneficial impact of management actions taken during 2013 to de-risk the business, and small impacts from non-market assumption changes and non-market experience variances over the year; and

•	Non-operating experience of £0.9 billion: mainly arising from positive market experience during 2013.
Offset by:
•
Other capital movements of £0.6 billion: a reduction in surplus from the acquisition of Thanachart Life and the preparation for sale of the Japanese business, the negative impact of exchange rate movements, an increase in surplus from new subordinated-debt issuances and a reduction in surplus due to dividend payments in 2013.

These results are based on outputs from our current Solvency II internal model, assessed against a draft set of rules and with a number of key working assumptions. Further explanation of the underlying methodology and assumptions are set out in note II of Additional unaudited financial information. By disclosing economic capital information at this stage, the Directors of Prudential plc are seeking to provide an indication of the potential outcome of Solvency II based on the Group’s current interpretation of the draft rules. An update of the capital position based on the Solvency II internal model will be reported annually going forward and will evolve to reflect changes to the Solvency II rules, on-going refinements to our internal model calibrations, and feedback from the Prudential Regulation Authority on Prudential’s approach to implementing this new capital regime. Against this background of uncertainty, it is possible that the final outcome of Solvency II could result in a fall in the Group solvency ratio, relative to the results shown above.

Stress testing
At 31 December 2013, stress testing the economic capital position gives the following results and demonstrates the Group's ability to withstand significant deteriorations in market conditions:

•	An instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion but increase the economic solvency ratio to 260 per cent;
•	An instantaneous 40 per cent fall in equity markets would reduce surplus by £1.0 billion but increase the economic solvency ratio to 258 per cent;
•	A 100 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 225 per cent;
•	A 100 basis points increase in interest rates would increase surplus by £0.8 billion and increase the economic solvency ratio to 284 per cent; and
•	A 100 basis points increase in credit spreads would reduce surplus by £1.3 billion and reduce the economic solvency ratio to 254 per cent.

Capital allocation

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

1  Excludes Group’s proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.
2
Jackson previously reported IGD on an intervention level set at 75 per cent of US Risk Based Capital Company Action level (CAL). In March 2013 it was agreed with the PRA that going forward Jackson’s IGD will be reported on an intervention level set at 250 per cent of CAL.

3
The methodology and assumptions used in calculating the economic capital result are set out in note II of Additional unaudited financial information. The economic Solvency ratio is based on the Group’s Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

Corporate governance

The Board confirms that it has complied with all relevant provisions set out in the Hong Kong Code on Corporate Governance Practices (the Code) throughout the accounting period.   With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors.  In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The directors of Prudential plc confirm that to the best of their knowledge:

-
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-
The Strategic report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer